Exhibit 99.8

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Deploys Workplace Gender Equality Agreement
Paris, December 9, 2010 — Pursuant to the workplace gender equality agreement signed by Total Senior Management and representatives of Oil Business employees in France in 2010, Total has deployed tangible measures to promote gender equality. The Group’s other companies are negotiating their own agreements that will be implemented in the coming months, in accordance with each company’s scope and specific procedures.
According to this agreement, the salaries of 2,300 women employees were increased by an average 3.7% as from October 2010.
In addition to closing the wage gap between men and women, the measures taken cover hiring, promotion and work-life balance.
As concerns hiring, Total has set a target of recruiting women in proportion to the number of women graduates from schools and universities. To foster a more gender-diverse pool of applicants, Total is also working with academic institutions to encourage more applications from women.
In the area of career development, Total has committed to promoting women and men in the same proportions, based on equivalent qualifications and experience.
Lastly, to foster better work-life balance, Total will cover childcare costs during training or off-site assignments, grant an entitlement of eight paid working days for both adoption and maternity, to be taken as needed, and maintain part of an employee’s salary in the event of parental leave to tend for a sick or disabled child.
A workplace gender equality committee has been created to define the methods for implementing and tracking these measures through a consensus-building process.
This agreement follows on an earlier European agreement on equal opportunity signed with employee representatives in November 2005. Two years went into preparing the new agreement, which garnered broad support from the trade unions and Total senior management.
These workplace equality initiatives are a reflection of the Group’s human resources policy, which has for several years now aimed to foster, equal opportunity, gender and cultural diversity.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com